Exhibit 77(D)
Morgan Stanley Limited Term Municipal Trust (the "Fund")

The Fund may invest up to 5% of its net assets in municipal
obligations rated below investment grade or, if unrated, of
comparable quality as determined by the Investment Adviser
(commonly known as "junk bonds").

The Fund may enter into interest rate swaps and may purchase or sell interest rate caps, floors and collars.